Exhibit 99.1

Absolute Software Corporation

Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1	Name and Address of Company

Absolute Software Corporation (“Absolute”)

Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, BC V7X 1K8

1.2	Executive Officer

The name and business telephone number of an executive officer of Absolute who is knowledgeable about the significant acquisition and this business acquisition report (this “Report”) is:

Steven Gatoff

Chief Financial Officer

604-730-9851

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On July 1, 2021, Absolute completed the acquisition (the “Acquisition”) of 100% of NetMotion Software, Inc. (“NetMotion”) by acquiring Mobile Sonic Inc. (“Mobile Sonic”), a holding company that owns NetMotion, pursuant to the Agreement and Plan of Merger dated May 11, 2021 (the “Agreement and Plan of Merger”). The purchase price was US$341.7 million, subject to adjustment pursuant to customary closing and working capital adjustment provisions contained in the Agreement and Plan of Merger, which adjustments have not been finalized as of the date of this Report. The Acquisition was financed with US$66.7 million of cash on hand and a US$275.0 million term loan from Benefit Street Partners LLC. A copy of the Agreement and Plan of Merger was filed under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

NetMotion is a Secure Access Service Edge (SASE) business, combining enterprise Virtual Private Network (VPN), Zero-Trust Network Access (ZTNA), and Digital Experience Monitoring (DEM) on a unified platform.

2.2	Acquisition Date

July 1, 2021.

2.3	Consideration

The purchase price was US$341.7 million, subject to adjustment pursuant to customary closing and working capital adjustment provisions contained in the Agreement and Plan of Merger, which adjustments have not been finalized as of the date of this Report. The purchase price was paid in cash, and was financed by Absolute with US$66.7 million of cash on hand and with a US$275.0 million secured term loan from Benefit Street Partners LLC pursuant to a credit agreement dated July 1, 2021 (the “Credit Agreement”). The loan facility has a six-year term, bears interest at a floating rate predicated on the LIBOR or the US base rate plus a variable margin, and contains customary terms and conditions for a senior secured financing of this nature. A copy of the Credit Agreement was filed under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2.4	Effect on Financial Position

Absolute has no current plans or proposals for material changes in its business affairs or the affairs of Mobile Sonic or NetMotion, in each case which may have a significant effect on the results of operations and financial position of Absolute.

Pursuant to the Acquisition, Absolute acquired control of Mobile Sonic and NetMotion. The effect of the Acquisition on Absolute’s financial position is outlined in Absolute’s unaudited pro forma consolidated financial statements, which are attached as Schedule C to this Report.

2.5	Prior Valuations

There has been no valuation opinion obtained within the last twelve months by Absolute, Mobile Sonic, or NetMotion which was required by securities legislation or a Canadian exchange or market to support the consideration paid by Absolute in connection with the Acquisition.

2.6	Parties to Transaction

None of the parties to the Agreement and Plan of Merger were informed persons (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) or associates or affiliates of Absolute prior to the transaction.

2.7	Date of Report

September 13, 2021.

Item 3 Financial Statements and Other Information

Pursuant to Part 8 of NI 51-102, the following financial statements are attached as schedules to this Report and form part of this Report:

Schedule A – Audited Consolidated Financial Statements of Mobile Sonic	The audited consolidated financial statements of Mobile Sonic as at and for the years ended December 31, 2020 and the notes thereto, together with the independent auditors report thereon.

Schedule B – Unaudited Interim Consolidated Financial Statements of Mobile Sonic	The unaudited interim consolidated financial statements of Mobile Sonic as at and for the six months ended June 30, 2021 and 2020.

Schedule C – Unaudited Pro Forma Consolidated Financial Statements of Absolute

The unaudited pro forma consolidated financial statements of Absolute that give effect to the Acquisition, comprised of the following:

(i) unaudited pro forma interim consolidated statement of financial position as at June 30, 2021;

(ii) unaudited pro forma interim consolidated statement of net income (loss) and comprehensive income (loss) for the year ended June 30, 2021; and

(iii) notes to the unaudited pro forma consolidated financial statements.

Caution Regarding Unaudited Pro Forma Financial Statements

This Report contains the unaudited pro forma consolidated financial statements of Absolute comprised of the pro forma consolidated statement of financial position as at June 30, 2021 and the pro forma consolidated statement of income (loss) and comprehensive income (loss) for the year ended June 30, 2021.

Such unaudited pro forma consolidated financial statements have been prepared using certain of Absolute’s and Mobile Sonic’s respective historical consolidated financial statements, respectively, as more particularly described in the notes to such unaudited proforma consolidated financial statements. The historical audited consolidated financial information has been adjusted in the unaudited pro forma consolidated financial statements to give effect to events that are: (i) directly attributable to the pro forma events, for which there are firm commitments and for which the complete financial effects are objectively determinable; and (ii) with respect to the unaudited pro forma consolidated statement of income (loss) and comprehensive income (loss), expected to have a continuing impact on Absolute’s results after giving effect to the acquisition. The unaudited pro forma consolidated financial statements do not reflect any cost savings from operational efficiencies or synergies that could result from the Acquisition or for liabilities that may result from integration planning. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what Absolute’s financial condition and results of operations would have been had the Acquisition occurred on the dates indicated.

The unaudited pro forma consolidated financial statements also may not be useful in predicting the future financial condition and results of the operations of Absolute. Absolute’s actual future financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors, including, without limitation, those factors and risks discussed in the “Risks and Uncertainties” section of Absolute’s fiscal 2021 annual Management’s Discussion and Analysis dated August 10, 2021, which is available on SEDAR and EDGAR. The pro forma adjustments are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, currently available information and certain assumptions that Absolute believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements.

As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

REPORT OF INDEPENDENT AUDITORS
AND CONSOLIDATED FINANCIAL STATEMENTS

MOBILE SONIC, INC. AND SUBSIDIARIES

December 31, 2020

MOSSADAMS

Table of Contents

PAGE
Report of Independent Auditors	1–2

Consolidated Financial Statements
Consolidated balance sheets	3
Consolidated statements of operations	4
Consolidated statements of comprehensive loss	5
Consolidated statements of stockholders’ equity	6
Consolidated statements of cash flows	7
Notes to consolidated financial statements	8–25

Report of Independent Auditors

To the Board of Directors and Stockholders

Mobile Sonic, Inc. and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Mobile Sonic, Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobile Sonic, Inc. and Subsidiaries as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Seattle, Washington

April 28, 2021

2

Mobile Sonic, Inc. and Subsidiaries Consolidated Balance Sheets (in thousands, except for share amounts)

	December 31,
	2020	2019
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,673	$12,689
Accounts receivable, net	9,387	8,127
Prepaid expenses and other current assets	4,923	2,149

Total current assets	35,983	22,965

PROPERTY AND EQUIPMENT, net	1,962	2,281

GOODWILL, net	48,266	56,660

INTANGIBLE ASSETS, net	42,554	48,835

OTHER NONCURRENT ASSETS	1,462	1,557

Total assets	$130,227	$132,298

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$852	$540
Accrued compensation	2,868	2,047
Other accrued expenses and liabilities	1,111	752
Deferred revenue	25,822	24,036
Current portion of long-term debt	2,709	378

Total current liabilities	33,362	27,753

DEFERRED REVENUE, less current portion	6,172	8,913

DEFERRED RENT, less current portion	776	1,045

LONG-TERM DEBT, less current portion	45,655	47,499

DEFERRED TAX LIABILITY	6,060	5,806

OTHER LIABILITIES, less current portion	313	—

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS’ EQUITY
Class A common stock, $0.01 par value, 265,000,000 shares authorized; 149,894,661 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1,498	1,498
Class B common stock, $0.01 par value, 15,000,000 shares authorized; 910,367 shares issued and outstanding as of December 31, 2020 and 2019, respectively	10	10
Additional paid-in capital	74,759	74,510
Accumulated other comprehensive income	53	11
Accumulated deficit	(38,431)	(34,747)

Total stockholders’ equity	37,889	41,282

Total liabilities and stockholders’ equity	$130,227	$132,298

See accompanying notes.	3

Mobile Sonic, Inc. and Subsidiaries

Consolidated Statements of Operations

(in thousands)

	Years Ended December 31,
	2020	2019
		(Unaudited)
REVENUE	$60,833	$46,684

COST OF REVENUE	7,382	6,061

GROSS PROFIT	53,451	40,623

OPERATING EXPENSES
Sales and marketing	19,798	16,850
Research and development	12,493	10,449
General and administrative	6,919	6,634
Depreciation and amortization	12,354	12,233

Total operating expenses	51,564	46,166

OPERATING INCOME (LOSS)	1,887	(5,543)

INTEREST EXPENSE, net	(4,280)	(5,184)

OTHER EXPENSE	(69)	(199)

LOSS BEFORE INCOME TAX	(2,462)	(10,926)
INCOME TAX (EXPENSE) BENEFIT	(1,220)	2,151

NET LOSS	$(3,682)	$(8,775)

4	See accompanying notes.

Mobile Sonic, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

(in thousands)

	Years Ended December 31,
	2020	2019
		(Unaudited)
NET LOSS	$(3,682)	$(8,775)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment, net of tax	41	17

COMPREHENSIVE LOSS	$(3,641)	$(8,758)

See accompanying notes.	5

Mobile Sonic, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

						Accumulated
	Class A		Class B		Additional	Other		Total
	Common Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance at January 1, 2019 (Unaudited)	149,894,661	$1,498	910,367	$10	$74,238	$(5)	$(28,656)	$47,085

Cumulative effect of change in accounting principle related to revenue recognition	—	—	—	—	—	—	2,682	2,682

Stock-based compensation expense	—	—	—	—	272	—	—	272

Net loss	—	—	—	—	—	—	(8,775)	(8,775)

Other comprehensive income	—	—	—	—	—	17	—	17

Balance at December 31, 2019 (Unaudited)	149,894,661	1,498	910,367	10	74,510	12	(34,749)	41,281

Stock-based compensation expense	—	—	—	—	249	—	—	249

Net loss	—	—	—	—	—	—	(3,682)	(3,682)

Other comprehensive income	—	—	—	—	—	41	—	41

Balance at December 31, 2020	149,894,661	$1,498	910,367	$10	$74,759	$53	$(38,431)	$37,889

6	See accompanying notes.

Mobile Sonic, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2020	2019
		(Unaudited)
OPERATING ACTIVITIES
Net loss	$(3,682)	$(8,775)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization expense	15,213	15,133
Amortization of deferred financing fees	970	470
Foreign currency translation loss	69	199
Amortization of lease incentives received	19	29
Stock-based compensation	249	272
Changes in operating assets and liabilities
Accounts receivable	(1,328)	(1,518)
Prepaid expenses and other assets	(1,351)	(71)
Accounts payable	311	291
Deferred commissions	(1,350)	(296)
Deferred revenue	(955)	4,640
Deferred tax liability	294	(2,370)
Accrued expenses and other liabilities	1,448	(472)

Net cash provided by operating activities	9,907	7,532

INVESTING ACTIVITIES
Purchases of property and equipment	(481)	(776)

FINANCING ACTIVITIES
Proceeds from debt, net of issuance costs of $ 1,170	48,830	—
Payments on debt	(49,313)	(7,224)
Draws on line of credit	2,500	—
Payments on line of credit	(2,500)	—

Net cash used in financing activities	(483)	(7,224)

EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH	41	14

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	8,984	(454)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH
Beginning of year	13,339	13,793

End of year	$22,323	$13,339

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$3,246	$4,658

Cash paid for income taxes	$1,783	$220

NONCASH INVESTING AND FINANCING TRANSACTIONS
Landlord sponsored tenant improvements	$—	$110

See accompanying notes.	7

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 – Description of Business

Mobile Sonic, Inc. (the Company) provides, through its wholly owned subsidiary NetMotion Software, Inc. (NetMotion), software solutions that enhance data security and mobile workers’ productivity and help information technology organizations manage, control, and optimize their mobile deployments.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions in the Company’s consolidated financial statements and notes thereto.

Significant estimates and assumptions made by management include the deferred tax asset valuation allowance, useful lives of capitalized commissions, property and equipment, and intangible assets, and the determination of standalone selling price (SSP) used for purposes of allocating arrangement consideration in the Company’s revenue from contracts with customers. Actual results could differ from those estimates.

Principles of consolidation – The accompanying consolidated financial statements as of December 31, 2020 and 2019, include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation – The functional currency of the Company’s foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income (loss) in the consolidated balance sheet. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period.

Foreign currency transaction losses of $69,000 and $199,000 are included in other expenses on the consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively.

Concentrations of credit risk and significant customers and suppliers – The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Collateral is not required for accounts receivable.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

The Company’s accounts receivable and net revenues are derived from a large number of customers and resellers. The Company had two and four customers that accounted for approximately 39% and 62% of the outstanding accounts receivable at December 31, 2020 and 2019, respectively. The Company had three and two customers that are resellers who service multiple end-user customers of the Company’s products and accounted for approximately 67% and 42% of revenues for the year ended December 31, 2020 and 2019, respectively.

Accounts receivable recorded on the consolidated balance sheet is recorded net of an allowance for doubtful accounts of approximately $54,000 and $41,000 as of December 31, 2020 and 2019, respectively.

Cash and cash equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents primarily consist of cash on deposit with banks and money market funds. As of December 31, 2020, certain of the Company’s total cash and cash equivalents exceed Federal Deposit Insurance Corporation (FDIC) insured limits. The Company limits cash investments to financial institutions with high credit standings; therefore, management believes there is no exposure to any significant credit risk on cash. At December 31, 2020, approximately 1% of the Company’s $22.3 million of United States bank accounts were FDIC insured.

Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in other assets on the consolidated balance sheet. Cash, cash equivalents and restricted cash as of December 31, 2020 and 2019, are as follows (in thousands):

	2020	2019
		(Unaudited)
Cash and cash equivalents	$21,673	$12,689
Restricted cash	650	650

Total cash, cash equivalents, and resticted cash as included in the consolidated statement of cash flows	$22,323	$13,339

Fair value of financial instruments – The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, debt obligations and capital lease obligations. At December 31, 2020 and 2019, the carrying values of cash, accounts receivable, accounts payable, accrued liabilities, and capital lease obligations approximate fair values since they are short-term in nature. The fair value of the variable rate debt obligations could be impacted by changes in interest rates, however, the Company carries these instruments at book value.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Property and equipment – Property and equipment at December 31, 2020 and 2019, consist of the following (in thousands):

	2020	2019
		(Unaudited)
Computer software and equipment	$2,200	$1,748
Furniture and fixtures	401	399
Leasehold improvements	1,725	1,724

Total property and equipment	4,326	3,871

Accumulated depreciation and amortization	(2,364)	(1,590)

Property and equipment, net	$1,962	$2,281

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2020 and 2019, was $800,000 and $679,000, respectively.

Property and equipment are stated at cost, less accumulated depreciation or amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets. Computer software consists primarily of third-party software purchased for internal use, as well as internally developed software. For internally developed software, costs associated with the preliminary stage of a project are expensed as incurred, and once the project is in the development phase, external consulting costs, as well as qualifying internal labor costs, are capitalized. Computer equipment and computer software are depreciated over an estimated useful life of three years. Leasehold improvements are depreciated over the shorter of the initial lease term or the estimated useful life. Furniture and fixtures are depreciated over an estimated useful life of seven years. Maintenance and repairs to equipment, furniture, and fixtures are expensed as incurred.

Impairment of long-lived assets – Long-lived assets, such as property and equipment, and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no triggering events that required an impairment test of long-lived assets during the 2020 or 2019.

Goodwill and other intangible assets – The Company elected to amortize goodwill on a straight-line basis over a 10-year life. The Company is required to test for impairment if a triggering event occurs that indicates the fair value of the Company may be below its carrying amount. During the years ended December 31, 2020 and 2019, there were no triggering events that required an impairment test of goodwill. Intangible assets with finite useful lives are amortized over their respective estimated useful lives. Goodwill and intangible assets are not deductible for income tax purposes.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Comprehensive income – Other comprehensive income includes certain changes such as foreign currency translation adjustments, net of tax. There were no reclassifications out of other comprehensive income to the consolidated statement of operations for the years ended December 31, 2020 and 2019.

Revenue recognition – On January 1, 2019, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606) and ASC 340-40, Other Assets and Deferred Costs – Contracts with Customers, which requires the capitalization of incremental costs to obtain a contract with a customer. The Company adopted Topic 606 using the modified retrospective method to all contracts not completed as of January 1, 2019.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Customers enter into an arrangement with the Company by signing a contract, which grants the customer a non-transferable, non-exclusive license to use the software for its internal purposes.

The Company sells software products and professional services through distributors, resellers, Original Equipment Manufacturers (OEMs), and directly to end users.

Revenue is recognized on contracts with customers that meet the following criteria:

•	The contract contains reasonable evidence of approval and of both parties’ commitment to perform their respective obligations,

•	The contract includes identifiable rights to goods and/or services to be transferred and payment terms related to the transfer of those goods and/or services,

•	The contract has commercial substance; and

•	Collection of substantially all of the consideration the Company is entitled to under the contract is probable.

The Company’s revenue is derived from the following revenue streams:

Software licenses – Software licenses are sold either as on-premises perpetual or term-based subscription license agreements. Perpetual and term-based subscription license arrangements provide customers with the same functionality of software and differ mainly in the duration over which the customer benefits from the software. Software licenses are delivered electronically. Electronic delivery occurs when the Company provides the customer with access to the software and a license key. Software license revenue is recognized at a point in time when electronic delivery of the software is made available to the customer.

The Company also provides cloud-based subscriptions, which allow customers a right to access software during a contract period without taking possession of the software. Cloud-based subscription revenue is recognized ratably over the term of the contract commencing at the point where the customer has access to the software.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Maintenance – The Company’s contracts with customers for software licenses include maintenance service agreements. Maintenance service agreements consist of fees for providing unspecified software updates and technical support on a when-and-if available basis for software products over the contract term. Software updates and technical support each have the same pattern of transfer to the customer, and are considered a single distinct performance obligation. Maintenance service revenues are recognized ratably as the maintenance services are provided over the term of the contract.

Professional services – Revenues for professional services relate to remote technical support and training and are typically billed on a fixed-fee basis and are recognized over time as the services are performed. Payments are generally received in advance of services being performed and are deferred and recognized when the delivery of related services are complete.

Multiple performance obligations – The Company’s contracts with customers often include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately from one another sometimes requires judgment. Performance obligations are determined to be considered distinct if they are both capable of being distinct and distinct within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, we consider a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract.

Substantially all of the Company’s software licenses are sold in arrangements that include multiple performance obligations that include maintenance, and may include training services, which are determined to be distinct performance obligations. The transaction price of a contract is determined based upon the amount the Company expects to be entitled to in exchange for transferring the promised goods and services to the customer. The Company allocates the transaction price of the contract to each distinct performance obligation of a contract based on the standalone selling price (SSP) of each distinct performance obligation.

Judgment is required to determine the SSP for each distinct performance obligation. For maintenance and professional services sold with perpetual software licenses, SSPs are generally observable using standalone sales and/or renewals. For perpetual software licenses, the Company applies the residual method in determining revenue to be allocated to the software license, as perpetual software licenses are never sold separately on a standalone basis and the selling price is highly variable. The SSP of software licenses are estimated using the residual approach calculated by subtracting the sum of the SSPs of all other goods and services promised under the contract from the total transaction price. Term-based subscription licenses generally do not have directly observable inputs for determining SSP as the software license and maintenance are sold together in such arrangements. Therefore, the Company estimates SSP by using other observable inputs when available, such as historical customer information.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Payment is normally due for the full term of an arrangement within 30 days of invoicing unless otherwise specified in a contract. The Company records amounts billed to customers in excess of recognizable revenue as deferred revenue.

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Where the Company has executed a sale to the end user customer through a reseller, the Company assesses collectability of the resulting accounts receivable based on the financial condition of the reseller. In these instances, the reseller is responsible for payment to the Company, regardless of whether they are able to collect from the end user customer. Sales made through the Company’s resellers are recorded net of any reseller discounts.

Disaggregated revenue and the timing of the transfer of revenue is as follows for the year ended December 31, 2020 (in thousands):

	Software Licenses	Maintenance	Professional Services	Total
Transferred at a point in time	$20,467	$—	$—	$20,467
Transferred over time	239	39,285	842	40,366

	$20,706	$39,285	$842	$60,833

Disaggregated revenue and the timing of the transfer of revenue is as follows for the year ended December 31, 2019 (in thousands):

	Software Licenses	Maintenance	Professional Services	Total
Transferred at a point in time	$11,694	$—	$—	$11,694
Transferred over time	—	34,150	840	34,990

	$11,694	$34,150	$840	$46,684

Contract costs – The Company records an asset for the incremental costs of obtaining a contract with a customer if the expected benefit of those costs is expected to be longer than one year. Certain costs, such as sales commissions, meet the requirements to be capitalized and deferred. Assets recorded are included in prepaid expenses and other assets. The Company amortizes these deferred costs proportionate with related revenues over the period of benefit.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

The Company considers the period of benefit to exceed the initial contract term for certain costs because of anticipated renewals and because sales commission rates for renewal contracts are not commensurate with sales commissions for initial contracts. In arriving at this average period of benefit, the Company evaluated both qualitative and quantitative factors, which included the estimated life cycles of its offerings and its customer attrition. The Company amortizes deferred costs to acquire contracts over an estimated period of four years.

Contract assets – The table below shows the significant movements in capitalized contract assets (current and noncurrent) for the years ended December 31, 2020 and 2019 (in thousands):

Balance, December 31, 2018 (Unaudited)	$—

Impact from adoption of Topic 606 - January 1, 2019	1,195
Additional capitalized contract acquisition costs deferred	1,814
Amortization of capitalized contract acquisition costs	(1,212)

Balance, December 31, 2019 (Unaudited)	1,797

Additional capitalized contract acquisition costs deferred	7,556
Amortization of capitalized contract acquisition costs	(6,206)

Balance, December 31, 2020	$3,147

Deferred revenue – Deferred revenue primarily consists of payments received in advance of revenue recognition from the Company’s subscriptions and maintenance contracts and services sold as described above and is recognized as revenue recognition criteria are met. The Company generally invoices its customers for the entire subscription and maintenance contracts up front. The deferred revenue balance at December 31, 2020 and 2019, represents the unamortized portion of the Company’s subscriptions and maintenance contracts that will be recognized in future periods. Deferred revenue is classified as long- term if it relates to performance obligations that are to be fulfilled after 12 months from the consolidated balance sheet date.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Deferred revenue – The table below shows the significant movements in deferred revenue (current and noncurrent) for the year ended December 31, 2020 and 2019 (in thousands):

Balance, December 31, 2018 (Unaudited)	$30,618

Impact from adoption of Topic 606 - January 1, 2019	(2,309)
Amounts billed but not recognized as revenues	42,355
Revenues recognized	(37,715)

Balance, December 31, 2019 (Unaudited)	32,949

Amounts billed but not recognized as revenues	50,914
Revenues recognized	(51,869)

Balance, December 31, 2020	$31,994

Software license indemnification – The Company’s standard software license agreements contain an infringement indemnity clause under which the Company agrees to indemnify and hold harmless its customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by its products. These terms constitute a form of guarantee. The Company has never had an infringement, and although it is possible that in the future third parties may claim that the Company’s current or potential future software solutions infringe on their intellectual property, the Company does not currently expect a material impact on the Company’s business, operating results, or financial condition.

Software development costs – Product research & development (R&D) expenses consist primarily of personnel, outside consulting, related expenses for development, and systems personnel and consultants, and are charged to operations as incurred until technological feasibility is established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing have been completed to design specifications. After technological feasibility is established, costs are capitalized. Historically, product development has been substantially completed with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

Advertising costs – Advertising costs are expensed as incurred. The Company incurred advertising costs of $1.9 million and $1.4 million for the years ended December 31, 2020 and 2019, respectively, which are recorded as sales and marketing expense on the consolidated statements of operations.

Income taxes – The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred tax assets and liabilities are based on differences between the consolidated financial statements and tax bases of assets and liabilities and on operating loss and tax credit carryforwards. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

The Company records deferred tax assets to the extent it believes it is more likely than not that these assets will be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. In the event the Company determines it is more likely than not that part or all of a deferred tax asset will not be realized, it records a valuation allowance. In the future, if the Company is able to realize its deferred tax assets in excess of its net recorded amount, then a reversal of all or part of the related valuation allowance would reduce the provision for income taxes.

The Company’s policy is to classify interest and penalties relating to income tax as interest expense and other expense, respectively, in its consolidated financial statements.

Risks and uncertainties - During 2020, there was an outbreak of a novel coronavirus (COVID-19) that was declared a global pandemic by the World Health Organization. As a result of the pandemic, various regulations and restrictions have been put in place by federal, state, and local governments which have had significant impact on global, national, and local economic and business activity. The Company has implemented operational protocols to comply with social distancing and other health and safety standards as required by federal, state, and local government agencies.

The pandemic and related regulations and restrictions remain ongoing, and the Company continues to closely monitor the evolution of the pandemic and its effect on operations, including potential impacts to the Company’s customers and sales cycles, and to the Company’s employees, all of which are uncertain and cannot be predicted. There is significant uncertainty regarding the extent to which and how long COVID-19 will impact the U.S. economy and level of employment, consumer confidence, demand for the Company’s products and services. If COVID-19 has a significant negative impact on economic conditions over a prolonged period of time, the Company’s results of operations and financial condition could be adversely impacted.

Recently issued accounting standards – In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under Topic 842, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The updated guidance also expands the required quantitative and qualitative disclosures surrounding leases. Topic 842 is effective for the Company beginning January 1, 2022. The Company is currently evaluating the impact of the standard on the consolidated financial statements.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3 – Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following at December 31, 2020 and 2019 (in thousands):

	December 31, 2020
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Amortization Period Remaining (in Years)
Goodwill	83,941	(35,675)	48,266	5.75
Customer relationships	40,000	(11,333)	28,667	10.75
Developed technologies	21,850	(13,266)	8,584	10.75
Trademarks and trade names	7,400	(2,097)	5,303	2.75

	153,191	(62,371)	90,820	7.50

	December 31, 2019
	(Unaudited)
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Amortization Period Remaining (in Years)
Goodwill	83,941	(27,281)	56,660	6.75
Customer relationships	40,000	(8,667)	31,333	11.75
Developed technologies	21,850	(10,145)	11,705	11.75
Trademarks and trade names	7,400	(1,603)	5,797	3.75

	153,191	(47,696)	105,495	8.50

Goodwill and intangible asset amortization expenses totaled $14.7 million for the years ended December 31, 2020 and 2019, respectively. Amortization of developed technologies is included in cost of revenues and amortization of all other intangible assets and goodwill is included in operating expenses on the consolidated statements of operations.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3 – Goodwill and Intangible Assets (continued)

Expected future amortization expense of intangible assets is as follows for the years ending December 31 (in thousands):

		Customer	Developed	Trademarks and Trade
	Goodwill	Relationships	Technologies	Names	Total
2021	$8,394	$2,667	$3,121	$493	$14,675
2022	8,394	2,667	3,121	493	14,675
2023	8,394	2,667	2,342	493	13,896
2024	8,394	2,667	—	493	11,554
2025	8,394	2,667	—	493	11,554
Thereafter	6,296	15,332	—	2,838	24,466

Total amortization	$48,266	$28,667	$8,584	$5,303	$90,820

The following table sets forth goodwill activity for the years ended December 31, 2020 and 2019 (in thousands):

	Balance at January 1, 2020	Additions	Amortization	Balance at December 31, 2020
Goodwill	$56,660	$—	$(8,394)	$48,266

	Balance at January 1, 2019	Additions	Amortization	Balance at December 31, 2019
				(Unaudited)
Goodwill	$65,054	$—	$(8,394)	$56,660

Note 4 – Debt

Debt as of December 31 is as follows (in thousands):

	2020	2019
		(Unaudited)
Term loan	$49,375	$48,688
Deferred financing fees	(1,011)	(811)

Total debt, net	48,364	47,877

Less current maturities	(2,709)	(378)

Long-term debt, less current portion	$45,655	$47,499

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4 – Debt (continued)

Term loan and revolver – On October 7, 2016, the Company entered into a Credit Agreement for a $65 million variable rate term loan (Term Loan Agreement), which matures October 7, 2021. The Company is required to make quarterly principal payment of $163,000 beginning December 31, 2016, through September 30, 2021, with a final principal payment of $61.8 million due at maturity. The total amount due is adjusted for advance payments made at the Company’s option or unscheduled payments made as a requirement of the terms of the Credit Agreement.

The Company paid $7.1 million in unscheduled advanced payments on the term loan in 2019 bringing the total of unscheduled payments since inception to $14.9 million. Total unscheduled payments result in a reduction of the quarterly principal payment due from $163,000 at loan inception to $126,000 beginning June 30, 2020 through September 30, 2021, with a final principal payment of $47.9 million due at maturity.

The interest rate applied on the term loan is based on a pricing schedule (PS) in the Term Loan Agreement. The PS specifies ranges of debt leverage and related interest rate margins to be applied in the calculation of the total interest rate. At the Company’s option, the interest rate is either based on the Index Rate (greater of (1) the higher of (a) the per annum Prime Rate as published in the Wall Street Journal and (b) Federal Funds Rate plus fifty basis points, and (2) one month LIBOR Rate plus one hundred basis points, not to be less than 2% per annum) plus the applicable margin per the PS or the LIBOR Rate (greater of (1) 1% per annum and (2) ICE LIBOR USD for term requested) plus the applicable margin per the PS. At December 31, 2019, the interest rate was 8.2% per annum.

The Term Loan Agreement also included a revolving loan component. Subject to the terms and conditions of the Term Loan Agreement, the lender agreed to make revolving loans to the Company in an amount not to exceed $5 million during the term of the agreement. The interest rate is the same as the term loan. The Company is required to pay an unused line fee to the lender each quarter in an amount equal to 0.50% per annum times the result of the aggregate amount of the revolver commitments less the average amount of the revolver usage during the period. At December 31, 2019, the Company had borrowings outstanding from the revolver loan component of $0 and an available credit line of $5 million.

In April 2020, due to uncertainties as a result of the COVID-19 pandemic, the Company withdrew $2.5 million from the revolver loan. The Company repaid the $2.5 million in June 2020.

On August 14, 2020, the Company entered into a Credit Agreement for a $50 million variable rate term loan (2020 Term Loan Agreement), which matures on August 14, 2023. The Company is required to make quarterly principal payments of $625,000 beginning December 31, 2020, through September 30, 2021, and $1,250,000 beginning December 31, 2021, through June 30, 2023, with a final principal payment of $38,750,000 due at maturity. Proceeds from the 2020 Term Loan Agreement were used to retire the total remaining outstanding principal balance as of August 14, 2020, of the Term Loan Agreement dated October 7, 2016, of $48,561,600.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4 – Debt (continued)

The interest rate applied on the 2020 term loan is based on a pricing schedule (PS) in the 2020 Term Loan Agreement. The PS specifies ranges of debt leverage and related interest rate margins to be applied in the calculation of the total interest rate. At the Company’s option, the interest rate is either based on the highest of (1) the Prime Rate, (2) Federal Funds Rate plus fifty basis points, (3) one month LIBOR Rate plus one hundred basis points, and (4) 1.75%, plus the applicable margin per the PS. At December 31, 2020, the interest rate was 4.75% per annum.

The 2020 Term Loan Agreement also included a revolving loan component. Subject to the terms and conditions of the Term Loan Agreement, the lender agreed to make revolving loans to the Company in an amount not to exceed $5 million during the term of the agreement. The interest rate is the same as the term loan. The Company is required to pay an unused line fee to the lender each quarter in an amount equal to 0.50% per annum times the result of the aggregate amount of the revolver commitments less the average amount of the revolver usage during the period. At December 31, 2020, the Company had borrowings outstanding from the revolver loan component of $0 and an available credit line of $5 million.

The aggregate amount of principal payments due on long-term debt and notes payable is as follows for years ending December 31 (in thousands):

2021	$3,125
2022	5,000
2023	41,250

$49,375

Note 5 – Income Taxes

The income tax provision as of December 31, 2020 and 2019, consists of the following components (in thousands):

	2020	2019
		(Unaudited)
Current
Federal	$565	$—
State	269	194
International	104	63

Total current tax expense	938	257

Deferred
Federal	571	(2,368)
State	(289)	(40)

Total deferred tax expense (benefit)	282	(2,408)

Total income tax expense (benefit)	$1,220	$(2,151)

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5 – Income Taxes (continued)

The Company’s effective tax rate differs from the United States federal statutory rate primarily due to nondeductible goodwill amortization, changes in net operating loss (NOL) carryforwards due to ownership change limitations, nondeductible interest expense, and research and development tax credits.

The Company’s net deferred tax liability of $6 million as of December 31, 2020, includes deferred tax assets of $4.5 million and deferred tax liabilities of $10.5 million. Total deferred tax assets are disclosed net of related adjustments for unrecognized tax benefits and adjustments to reduce tax attribute carryforwards to the amounts expected to be available under tax law after considering the tax effect of historic ownership changes. The significant components of the Company’s deferred tax assets and liabilities relate to net operating loss and tax credit carryforwards, intangibles, and deferred revenue. The Company will continue to evaluate its ability to realize the benefits of its deferred tax assets and its need for a valuation allowance in the future.

The components of deferred tax assets and liabilities for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	2020	2019
		(Unaudited)
Deferred tax assets
Net operating loss carryforwards	$1,407	$2,223
Tax credits	1,092	1,249
Accruals and reserves	94	122
Interest limitation carryforward	—	998
Deferred revenue	1,667	1,354
Stock-based compensation	186	146

	4,446	6,092

Deferred tax liabilities
Intangible assets	(9,693)	(11,284)
Capitalized commissions	(593)	(374)
Property and equipment	(220)	(240)

	(10,506)	(11,898)

Net deferred tax liabilities	$(6,060)	$(5,806)

The Company’s federal net operating loss carryforward of $6.5 million will begin to expire in 2022. The Company has state net operating loss carryforwards of $879,000 with various expiration periods. Tax credit carryforwards of $1.1 million continue to expire in 2034–2040. The Company’s net operating loss carryforwards and tax credit carryforwards are subject to limitations on use due to the tax effect of historic ownership changes and may be subject to additional future limitations upon subsequent changes of control.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5 – Income Taxes (continued)

The Company is subject to examination by taxing authorities in the United States, United Kingdom, Germany, Canada, and various states in the United States. The tax years’ subject to examination vary by jurisdiction. In the United States, tax years’ subject to examination begin as early as 2001 from which there are tax attribute carryforwards. The Company regularly assesses tax uncertainty in each tax jurisdiction and, accordingly, makes appropriate adjustments to the tax provision as necessary. Interest and penalties related to unrecognized tax benefits, if applicable, are recognized in income tax expense and in the related income tax balance sheet accounts.

United States income taxes have not been provided on undistributed earnings of the Company’s foreign subsidiaries as these earnings are considered to be indefinitely reinvested, and in the opinion of management, will continue to be indefinitely reinvested outside the United States. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both United States income taxes and potential withholding taxes payable less an adjustment for foreign tax deductions or credits. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings due to the complexities of a hypothetical computation. Furthermore, the Company has elected to treat taxes due on future U.S. inclusions of the earnings of its foreign subsidiaries in taxable income under the GILTI provision as a current-period expense when incurred. As such, expected future GILTI inclusions have not been factored into the measurement of the Company’s deferred taxes.

Note 6 – Commitments and Contingencies

The Company leases office space under non-cancelable leases that expire at various dates and include renewal options.

Future minimum operating lease payments and purchase commitments are as follows for the years ending December 31 (in thousands):

2021	$1,609
2022	1,263
2023	1,173
2024	629

$4,674

Rent expense for the years ended December 31, 2020 and 2019, were $694,000 and $728,000, respectively. This is recorded within general and administrative expense in the consolidated statements of operations.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7 – Stockholders’ Equity

In June 2017, the Board of Directors of the Company amended the Certificate of Incorporation, which authorized the issuance of 300 million shares of common stock consisting of 265 million shares of Class A common stock (voting rights), 15 million shares of Class B common stock (non-voting) and 20 million shares of Class C common stock (non-voting). All shares have a par value of $0.01 per share. Upon the effective date of this amendment, the Company enacted a 1,000 for one stock split to stockholders of record and it was recorded in the consolidated statement of stockholder’s equity for the year ended December 31, 2017.

Dividend – Class A and Class B Common are entitled to receive dividends pro rata as the same rate per share as and when dividends are declared by the Board of Directors of the Company. No dividends have been declared or paid as of December 31, 2020.

Liquidation – Upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a Liquidation Event), all holders of common shares participate pro rata at the same rate per share in all distributions, subject to the terms and conditions of the 2017 Equity Incentive Plan.

Note 8 – Stock-Based Compensation

In June 2017, the Board of Directors of the Company approved and adopted the 2017 Equity Incentive Plan (the Plan). The Plan allows for the granting of non-qualified stock options. A total of 20 million shares of Class C common stock have been designated for use in the Plan.

The Company measures stock-based compensation at cost at the grant date and expenses the fair value over the estimated vesting period using the straight-line method, with the related credit being accounted for as additional paid-in capital. The Company used the Black-Scholes-Merton option pricing model (the Black-Scholes model) to determine the fair value of stock-based awards. The Company accounts for forfeitures in the period they occur.

The fair value of options granted was determined using the Black-Scholes model and the following weighted average assumptions:

	2020	2019
		(Unaudited)
Expected dividend rate	0%	0%
Risk-free interest rate	0.43%	2%
Expected term	5.9 years	5.8 years
Expected stock price volatility	41.00%	38.76%

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 8 – Stock-Based Compensation (continued)

The calculation of stock-based compensation expense requires estimation, including the dividend yield, the applicable risk-free interest rate, expected term of the options granted, and Company’s stock price volatility. The expected dividend yield was based on the Company’s expectation of future dividend payouts to common stockholders. The risk-free interest rate assumption was based on the interest rate of U.S. Treasuries with comparable maturities on the date the option was granted. The expected term (estimated period of time outstanding) of stock options granted was estimated based on historical exercise activity. The volatility assumption was based on the average historical volatility of a comparable group of publicly traded companies.

Stock-based compensation expense, by expense classification, in the consolidated statements of operations is as follows (in thousands):

	2020	2019 (Unaudited)
Cost of revenue	$3	$3
Sales and marketing	68	76
Research and development	63	62
General and administrative	115	131

	$249	$272

Information with respect to the stock option plan is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2019 (Unaudited)	19,761,487	$0.12	7.73	$681
Granted	992,792	0.20	—	—
Forfeited, canceled, or expired	(27,240)	0.13	—	—

Outstanding, December 31, 2020	20,727,039	$0.12	6.88	$1,667

The weighted-average fair value of options granted during the years ended December 31, 2020 and 2019, were $77,000 and $309,000, respectively, on the date of grant. The unrecognized stock-based compensation expense for the year ended December 31, 2020 was $241,000.

Mobile Sonic, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9 – Employee Benefit Plan

The Company has a 401(k) savings plan whereby eligible employees may voluntarily contribute a percentage of their compensation. The Company provides a 401(k) employer match that is 50% of up to the first 6% of each participant’s contributions. The benefit vests over a four-year period from the participant’s date of hire. The 401(k) employer match expense was $571,000 and $488,000 for the years ended December 31, 2020 and 2019, respectively.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through April 28, 2021, and the Company is not aware of any other significant events that occurred subsequent to the consolidated balance sheet date but prior to the date the consolidated financial statements were available to be issued that would have a material impact on the Company’s consolidated financial statements.

Schedule B – Unaudited Interim Consolidated Financial Statements of Mobile

Sonic, Inc. and Subsidiaries

Unaudited Interim Consolidated Financial Statements of Mobile Sonic, Inc. and Subsidiaries (unaudited)

For the three and six months ended June 30, 2021 and 2020

(in thousands of US dollars)

Mobile Sonic, Inc. and Subsidiaries

Unaudited Interim Consolidated Balance Sheets

(Amounts In thousands of US Dollars unless otherwise stated)

	As of June 30, 2021	As of December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$25,368	$21,673
Accounts receivable, net	11,509	9,387
Prepaid expenses and other current assets	4,239	4,923

Total current assets	41,116	35,983
PROPERTY AND EQUIPMENT, net	1,958	1,962
GOODWILL, net	44,069	48,266
INTANGIBLE ASSETS, net	39,413	42,554
OTHER NONCURRENT ASSETS	1,342	1,462

Total assets	$127,898	$130,227

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,346	$852
Accrued compensation	1,138	2,868
Other accrued expenses and liabilities	4,485	1,111
Deferred revenue	25,567	25,822
Current portion of long-term debt	4,599	2,709

Total current liabilities	37,135	33,362

DEFERRED REVENUE, less current portion	6,156	6,172

DEFERRED RENT, less current portion	634	776

LONG-TERM DEBT, less current portion	43,349	45,655

DEFERRED TAX LIABILITY	5,692	6,060

OTHER LIABILITIES, less current portion	380	313

COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS’ EQUITY
Class A common stock, $0.01 par value, 265,000,000 shares authorized; 149,894,661 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1,498	1,498
Class B common stock, $0.01 par value, 15,000,000 shares authorized; 910,367 shares issued and outstanding as of December 31, 2020 and 2019, respectively	10	10
Additional paid-in capital	74,875	74,759
Accumulated other comprehensive loss	63	53
Accumulated deficit	(41,894)	(38,431)

Total stockholders’ equity	34,552	37,889

Total liabilities and stockholders’ equity	$127,898	$130,227

Mobile Sonic, Inc. and Subsidiaries

Unaudited Interim Consolidated Statements of Operations

(Amounts In thousands of US Dollars unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
REVENUE	$16,342	$14,973	$32,028	$30,582
COST OF REVENUE	1,907	1,713	3,734	3,694

GROSS PROFIT	14,435	13,260	28,294	26,888

OPERATING EXPENSES
Sales and marketing	5,224	4,487	10,144	9,603
Research and development	3,630	2,938	6,926	6,047
General and administrative	4,208	2,032	6,663	3,520
Depreciation and amortization	3,116	3,094	6,216	6,181

Total operating expenses	16,178	12,551	29,949	25,351

OPERATING LOSS (INCOME)	(1,743)	709	(1,655)	1,537

INTEREST INCOME (EXPENSE), net	(689)	(1,064)	(1,385)	(2,187)

OTHER INCOME (EXPENSE)	(11)	(25)	(42)	(57)

LOSS BEFORE INCOME TAX	(2,443)	(380)	(3,082)	(707)
INCOME TAX EXPENSE	(306)	(134)	(381)	(288)

NET LOSS	$(2,749)	$(514)	$(3,463)	$(995)

Mobile Sonic, Inc. and Subsidiaries

Unaudited Interim Consolidated Statements of Comprehensive Loss

(Amounts In thousands of US Dollars unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
NET LOSS	$(2,749)	$(514)	$(3,463)	$(995)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment, net of tax	11	4	10	(66)

COMPREHENSIVE LOSS	$(2,738)	$(510)	$(3,453)	$(1,061)

Mobile Sonic, Inc. and Subsidiaries

Unaudited Interim Consolidated Statements of Stockholders’ Equity

(Amounts In thousands of US Dollars unless otherwise stated)

						Accumulated
					Additional	Other
	Class A Common Stock		Class B Common Stock		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance at December 31, 2019	149,894,661	$1,498	910,367	$10	$74,510	$11	$(34,747)	41,282
Stock-based compensation expense					121			121
Net Loss							(995)	(995)
Other comprehensive loss						(66)		(66)

Balance at June 30, 2020	149,894,661	$1,498	910,367	$10	$74,631	$(55)	$(35,742)	$40,342

						Accumulated
					Additional	Other
	Class A Common Stock		Class B Common Stock		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance at December 31, 2020	149,894,661	$1,498	910,367	$10	$74,759	$53	$(38,431)	37,889
Stock-based compensation expense					116			116
Net Loss							(3,463)	(3,463)
Other comprehensive income						10		10

Balance at June 30, 2021	149,894,661	$1,498	$910,367	$10	$74,875	$63	$(41,894)	$34,552

Mobile Sonic, Inc. and Subsidiaries

Unaudited Interim Consolidated Statements of Cash Flows

(Amounts In thousands of US Dollars unless otherwise stated)

	Six months ended June 30,
	2021	2020
OPERATING ACTIVITIES
Net loss	$(3,463)	$(995)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization expense	7,775	7,618
Amortization of deferred financing fees	209	230
Foreign currency translation loss	11	57
Amortization of lease incentives received	(7)	(4)
Stock-based compensation	116	121
Deferred tax liability	(368)	—
Changes in operating assets and liabilities
Accounts receivable	(2,122)	506
Prepaid expenses and other assets	684	63
Accounts payable	494	(73)
Deferred commissions	120	(588)
Deferred revenue	(271)	265
Accrued expenses and other liabilities	1,569	(101)

Net cash provided by operating activities	4,747	7,099

INVESTING ACTIVITIES
Purchases of property and equipment	(437)	(215)

FINANCING ACTIVITIES
Proceeds from debt, net of issuance costs	—	—
Draws on line of credit	—	2,500
Payments on debt	(625)	(126)
Payment on line of credit	—	(2,500)

Net cash used in financing activities	(625)	(126)

EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH	10	(48)

NET INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	3,695	6,710
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH
Beginning of period	22,322	13,339

End of period	$26,017	$20,049

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$586	$586

Cash paid for income taxes	$199	199

Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents to the Consolidated Balance Sheets, end of period:

	June 30,	June 30,
	2021	2020
Cash and cash equivalents	$25,367	$19,399
Restricted Cash	650	650

Total cash, cash equivalents and restricted cash	$26,017	$20,049

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 1 – Description of Business

Mobile Sonic, Inc. (the Company) provides, through its wholly owned subsidiary NetMotion Software, Inc. (NetMotion), software solutions that enhance data security and mobile workers’ productivity and help information technology organizations manage, control, and optimize their mobile deployments.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions in the Company’s consolidated financial statements and notes thereto.

Significant estimates and assumptions made by management include the deferred tax asset valuation allowance, useful lives of capitalized commissions, property and equipment, and intangible assets, and the determination of standalone selling price (SSP) used for purposes of allocating arrangement consideration in the Company’s revenue from contracts with customers. Actual results could differ from those estimates.

Principles of consolidation – The accompanying interim consolidated financial statements as of June 30, 2021, include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation – The functional currency of the Company’s foreign subsidiaries is the local currency. All amounts included within these unaudited interim consolidated financial statements are reported in U.S. dollars. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are reflected in accumulated other comprehensive loss in the consolidated balance sheet. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Foreign currency transaction gains/(losses) of $11,000 and $10,000 are included in other expenses on the consolidated statements of operations for the three months ended June 2021 (three months ended June 30, 2020 – $4,000) and the six months ended June 30, 2021 (six months ended June 30, 2020 – $66,000).

Concentrations of credit risk and significant customers and suppliers – The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Collateral is not required for accounts receivable.

The Company’s accounts receivable and net revenues are derived from a large number of customers and resellers. The Company had two customers that accounted for approximately 53% and 39% of the outstanding accounts receivable at June 30, 2021 and December 31, 2020, respectively. The Company had three customers that are resellers who service multiple end-user customers of the Company’s products and accounted for approximately 63% for the three months ended June 30, 2021 (three customers in the three months ended June 30, 2020 - 50%) and 3 customers accounted for approximately 55% of revenues for the six months ended June 30, 2021 (two customer in the six months ended June 30, 2020 - 41%).

Accounts receivable recorded on the consolidated balance sheet is recorded net of an allowance for doubtful accounts of approximately $57,000 and $54,000 as of June 30, 2021 and December 31, 2020, respectively.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Cash and cash equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents primarily consist of cash on deposit with banks and money market funds. As of June 30, 2021, certain of the Company’s total cash and cash equivalents exceed Federal Deposit Insurance Corporation (FDIC) insured limits. The Company limits cash investments to financial institutions with high credit standings; therefore, management believes there is no exposure to any significant credit risk on cash. At June 30, 2021, approximately 1% of the Company’s $26.0 million of United States bank accounts were FDIC insured. Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded in other assets on the consolidated balance sheet.

Fair value of financial instruments – The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, debt obligations and capital lease obligations. At June 30, 2021 and December 31, 2020, the carrying values of cash, accounts receivable, accounts payable, accrued liabilities, and capital lease obligations approximate fair values since they are short-term in nature. The fair value of the variable rate debt obligations could be impacted by changes in interest rates; however, the Company carries these instruments at book value.

Property and equipment – Property and equipment at June 30, 2021 and December 31, 2020, consist of the following (in thousands of US Dollars):

	June 30, 2021	December 31, 2020
Computer software and equipment	$2,603	$2,200
Furniture and fixtures	432	401
Leasehold improvements	1,728	1,725

Total property and equipment	4,763	4,326
Accumulated depreciation and amortization	(2,805)	(2,364)

Property and equipment, net	$1,958	$1,962

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Depreciation and amortization expense related to property and equipment for the three months ended June 30, 2021 was $227,000 (three months ended June 30, 2020 - $141,000) and the six months ended June 30, 2021 was $438,000 (six months ended June 30, 2020 - $280,000). Property and equipment are stated at cost, less accumulated depreciation or amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related assets. Computer software consists primarily of third-party software purchased for internal use, as well as internally developed software. For internally developed software, costs associated with the preliminary stage of a project are expensed as incurred, and once the project is in the development phase, external consulting costs, as well as qualifying internal labor costs, are capitalized. Computer equipment and computer software are depreciated over an estimated useful life of three years. Leasehold improvements are depreciated over the shorter of the initial lease term or the estimated useful life. Furniture and fixtures are depreciated over an estimated useful life of seven years. Maintenance and repairs to equipment, furniture, and fixtures are expensed as incurred.

Impairment of long-lived assets – Long-lived assets, such as property and equipment, and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of long-lived assets during the three and six-month periods ended June 30, 2021 and 2020.

Goodwill and other intangible assets – The Company elected to amortize goodwill on a straight-line basis over a 10-year life. During the three- and six-month periods ended June 30, 2021 and 2020, there was no impairment of goodwill. Intangible assets with finite useful lives are amortized over their respective estimated useful lives. Goodwill and intangible assets are not deductible for income tax purposes.

Comprehensive income (loss) – Other comprehensive income (loss) includes certain changes such as foreign currency translation adjustments, net of tax. There were no reclassifications out of other comprehensive income (loss) to the consolidated statement of operations for the three- and six-month periods ended June 30, 2021 and 2020.

Revenue recognition – Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Customers enter into an arrangement with the Company by signing a contract, which grants the customer a non-transferable, non-exclusive license to use the software for its internal purposes.

The Company sells software products and professional services through distributors, resellers, Original Equipment Manufacturers (OEMs), and directly to end users.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue is recognized on contracts with customers that meet the following criteria:

•	The contract contains reasonable evidence of approval and of both parties’ commitment to perform their respective obligations,

•	The contract includes identifiable rights to goods and/or services to be transferred and payment terms related to the transfer of those goods and/or services,

•	The contract has commercial substance; and

•	Collection of substantially all of the consideration the Company is entitled to under the contract is probable.

The Company’s revenue is derived from the following revenue streams:

•

Software licenses – Software licenses are sold either as on-premises perpetual or term-based subscription license agreements. Perpetual and term-based subscription license arrangements provide customers with the same functionality of software and differ mainly in the duration over which the customer benefits from the software. Software licenses are delivered electronically. Electronic delivery occurs when the Company provides the customer with access to the software and a license key. Software license revenue is recognized at a point in time when electronic delivery of the software is made available to the customer.

•

Cloud-based subscriptions – The Company also provides cloud-based subscriptions, which allow customers a right to access software during a contract period without taking possession of the software. Cloud-based subscription revenue is recognized ratably over the term of the contract commencing at the point where the customer has access to the software.

•

Maintenance – The Company’s contracts with customers for software licenses include maintenance service agreements. Maintenance service agreements consist of fees for providing unspecified software updates and technical support on a when-and-if available basis for software products over the contract term. Software updates and technical support each have the same pattern of transfer to the customer and are considered a single distinct performance obligation. Maintenance service revenues are recognized ratably as the maintenance services are provided over the term of the contract.

•

Professional services – Revenues for professional services relate to remote technical support and training and are typically billed on a fixed-fee basis and are recognized over time as the services are performed. Payments are generally received in advance of services being performed and are deferred and recognized when the delivery of related services are complete.

Multiple performance obligations – The Company’s contracts with customers often include promises to transfer multiple products and services. Determining whether products and services are considered distinct performance obligations that should be accounted for separately from one another sometimes requires judgment. Performance obligations are determined to be considered distinct if they are both capable of being distinct and distinct within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, we consider a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Substantially all of the Company’s software licenses are sold in arrangements that include multiple performance obligations that include maintenance, and may include training services, which are determined to be distinct performance obligations. The transaction price of a contract is determined based upon the amount the Company expects to be entitled to in exchange for transferring the promised goods and services to the customer. The Company allocates the transaction price of the contract to each distinct performance obligation of a contract based on the standalone selling price (SSP) of each distinct performance obligation.

Judgment is required to determine the SSP for each distinct performance obligation. For maintenance and professional services sold with perpetual software licenses, SSPs are generally observable using standalone sales and/or renewals. For perpetual software licenses, the Company applies the residual method in determining revenue to be allocated to the software license, as perpetual software licenses are never sold separately on a standalone basis and the selling price is highly variable. The SSP of software licenses are estimated using the residual approach calculated by subtracting the sum of the SSPs of all other goods and services promised under the contract from the total transaction price. Term-based subscription licenses generally do not have directly observable inputs for determining SSP as the software license and maintenance are sold together in such arrangements. Therefore, the Company estimates SSP by using other observable inputs when available, such as historical customer information.

Payment is normally due for the full term of an arrangement within 30 days of invoicing unless otherwise specified in a contract. The Company records amounts billed to customers in excess of recognizable revenue as deferred revenue.

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Where the Company has executed a sale to the end user customer through a reseller, the Company assesses collectability of the resulting accounts receivable based on the financial condition of the reseller. In these instances, the reseller is responsible for payment to the Company, regardless of whether they are able to collect from the end user customer. Sales made through the Company’s resellers are recorded net of any reseller discounts.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Disaggregated revenue and the timing of the transfer of revenue is as follows for the three months ended June 30, 2021 (in thousands of US Dollars):

	Software		Professional
	Licenses	Maintenance	Services	Total
Transferred at a point in time	$5,826	$—	$234	$6,060
Transferred over time	200	10,082	—	10,282

	$6,025	$10,082	$234	$16,342

Disaggregated revenue and the timing of the transfer of revenue is as follows for the three months ended June 30, 2020 (in thousands of US Dollars):

	Software		Professional
	Licenses	Maintenance	Services	Total
Transferred at a point in time	$5,144	$—	$197	$5,341
Transferred over time	—	9,632	—	9,632

	$5,144	$9,632	$197	$14,973

Disaggregated revenue and the timing of the transfer of revenue is as follows for the six months ended June 30, 2021 (in thousands of US Dollars):

	Software		Professional
	Licenses	Maintenance	Services	Total
Transferred at a point in time	$11,004	$—	$466	$11,470
Transferred over time	399	20,159	—	20,558

	$11,403	$20,159	$466	$32,028

Disaggregated revenue and the timing of the transfer of revenue is as follows for the six months ended June 30, 2020 (in thousands of US Dollars):

	Software		Professional
	Licenses	Maintenance	Services	Total
Transferred at a point in time	$10,762	$—	$342	$11,104
Transferred over time	—	19,478	—	19,478

	$10,762	$19,478	$342	$30,582

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Contract assets – The Company records an asset for the incremental costs of obtaining a contract with a customer if the expected benefit of those costs is expected to be longer than one year. Certain costs, such as sales commissions, meet the requirements to be capitalized and deferred. Assets recorded are included in prepaid expenses and other assets. The Company amortizes these deferred costs proportionate with related revenues over the period of benefit.

The Company considers the period of benefit to exceed the initial contract term for certain costs because of anticipated renewals and because sales commission rates for renewal contracts are not commensurate with sales commissions for initial contracts. In arriving at this average period of benefit, the Company evaluated both qualitative and quantitative factors, which included the estimated life cycles of its offerings and its customer attrition. The Company amortizes deferred costs to acquire contracts over an estimated period of four years.

The table below shows the significant movements in capitalized contract assets (current and noncurrent) as at June 30, 2021 and December 31, 2020 (in thousands of US Dollars):

Balance, December 31, 2020	$3,147
Additional capitalized contract acquisition costs deferred	2,145
Amortization of capitalized contract acquisition costs	(2,874)

Balance, June 30, 2021	$2,418

Deferred revenue – Deferred revenue primarily consists of payments received in advance of revenue recognition from the Company’s subscriptions and maintenance contracts and services sold as described above and is recognized as revenue recognition criteria are met. The Company generally invoices its customers for the entire subscription and maintenance contracts up front. The deferred revenue balance at June 30, 2021 and December 31, 2020, represents the unamortized portion of the Company’s subscriptions and maintenance contracts that will be recognized in future periods. Deferred revenue is classified as long-term if it relates to performance obligations that are to be fulfilled after 12 months from the consolidated balance sheet date.

The table below shows the significant movements in deferred revenue (current and noncurrent) as at June 30, 2021 and December 31, 2020 (in thousands of US Dollars):

Balance, December 31, 2020	$31,994
Amounts billed but not recognized as revenues	30,706
Revenues recognized	(30,977)

Balance, June 30, 2021	$31,723

Software license indemnification – The Company’s standard software license agreements contain an infringement indemnity clause under which the Company agrees to indemnify and hold harmless its customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by its products. These terms constitute a form of guarantee. The Company has never had an infringement, and although it is possible that in the future third parties may claim that the Company’s current or potential future software solutions infringe on their intellectual property, the Company does not currently expect a material impact on the Company’s business, operating results, or financial condition.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Software development costs – Product research & development (R&D) expenses consist primarily of personnel, outside consulting, related expenses for development, and systems personnel and consultants, and are charged to operations as incurred until technological feasibility is established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing have been completed to design specifications. After technological feasibility is established, costs are capitalized. Historically, product development has been substantially completed with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

Advertising costs – Advertising costs are expensed as incurred. The Company incurred advertising costs of $684,000 for the three months ended June 30, 2021 (three months ended June 30, 2020 - $362,000) and $1.1 million for the six months ended June 30, 2021 (six months ended June 30, 2020 - $684,000), which are recorded as sales and marketing expense on the consolidated statements of operations.

Income taxes – The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred tax assets and liabilities are based on differences between the consolidated financial statements and tax bases of assets and liabilities and on operating loss and tax credit carryforwards. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent it believes it is more likely than not that these assets will be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. In the event the Company determines it is more likely than not that part or all of a deferred tax asset will not be realized, it records a valuation allowance. In the future, if the Company is able to realize its deferred tax assets in excess of its net recorded amount, then a reversal of all or part of the related valuation allowance would reduce the provision for income taxes.

The Company’s policy is to classify interest and penalties relating to income tax as interest expense and other expense, respectively, in its consolidated financial statements.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Risks and uncertainties - During 2020, there was an outbreak of a novel coronavirus (COVID-19) that was declared a global pandemic by the World Health Organization. As a result of the pandemic, various regulations and restrictions have been put in place by federal, state, and local governments which have had significant impact on global, national, and local economic and business activity. The Company has implemented operational protocols to comply with social distancing and other health and safety standards as required by federal, state, and local government agencies. The pandemic and related regulations and restrictions remain ongoing, and the Company continues to closely monitor the evolution of the pandemic and its effect on operations, including potential impacts to the Company’s customers and sales cycles, and to the Company’s employees, all of which are uncertain and cannot be predicted. There is significant uncertainty regarding the extent to which and how long COVID-19 will impact the U.S. economy and level of employment, consumer confidence, demand for the Company’s products and services. If COVID-19 has a significant negative impact on economic conditions over a prolonged period of time, the Company’s results of operations and financial condition could be adversely impacted.

Recently issued accounting standards – In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under Topic 842, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The updated guidance also expands the required quantitative and qualitative disclosures surrounding leases. Topic 842 is effective for the Company beginning January 1, 2022. The Company is currently evaluating the impact of Topic 842 on the consolidated financial statements.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 3 – Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following at June 30, 2021 and December 31, 2020 (in thousands of US Dollars):

	June 30, 2021
				Weighted-
				Average
				Amortization
	Gross		Net	Period
	Carrying	Accumulated	Carrying	Remaining
	Value	Amortization	Value	(in Years)
Goodwill	$83,941	$(39,872)	$44,069	5.3
Customer relationships	40,000	(12,667)	27,333	10.3
Developed technologies	21,850	(14,827)	7,023	10.3
Trademarks and trade names	7,400	(2,343)	5,057	2.3

	$153,191	$(69,709)	$83,482	7.0

	December 31, 2020
				Weighted-
				Average
				Amortization
	Gross		Net	Period
	Carrying	Accumulated	Carrying	Remaining
	Value	Amortization	Value	(in Years)
Goodwill	$83,941	$(35,675)	$48,266	5.8
Customer relationships	40,000	(11,333)	28,667	10.8
Developed technologies	21,850	(13,266)	8,584	10.8
Trademarks and trade names	7,400	(2,097)	5,303	2.8

	$153,191	$(62,371)	$90,820	7.5

Goodwill and intangible asset amortization expenses totaled $3.7 million for the three months ended June 30, 2021 (three months ended June 30, 2020 - $3.7 million) and $7.3 million for the six months ended June 30, 2021 (six months ended June 30, 2020 $7.3 million). Amortization of developed technologies is included in cost of revenues and amortization of all other intangible assets and goodwill is included in operating expenses on the consolidated statements of operations.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 3 – Goodwill and Intangible Assets (continued)

The following table sets forth goodwill activity as at June 30, 2021 and year ended December 31, 2020 (in thousands of US Dollars)

	Balance at			Balance at
	December 31, 2020	Additions	Amortization	June 30, 2021
Goodwill	$48,266	$—	$(4,197)	$44,069

	Balance at			Balance at
	January 1, 2020	Additions	Amortization	December 31, 2020
Goodwill	$56,660	$—	$(8,394)	$48,266

Note 4 – Debt

Debt as of June 30, 2021 and December 31, 2020 is as follows (in thousands of US Dollars):

	June 30, 2021	December 31, 2020
Term loan	$48,750	$49,375
Deferred financing fees	(802)	(1,011)

Total debt, net	47,948	48,364
Less current maturities	(5,000)	(2,709)

Long-term debt, less current portion	$42,948	$45,655

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 4 – Debt (continued)

Term loan and revolver – On October 7, 2016, the Company entered into a Credit Agreement for a $65 million variable rate term loan (Term Loan Agreement), which matures October 7, 2021. The Company is required to make quarterly principal payment of $163,000 beginning December 31, 2016, through September 30, 2021, with a final principal payment of $61.8 million due at maturity. The total amount due is adjusted for advance payments made at the Company’s option or unscheduled payments made as a requirement of the terms of the Credit Agreement.

The Company paid $7.1 million in unscheduled advanced payments on the term loan in 2019 bringing the total of unscheduled payments since inception to $14.9 million. Total unscheduled payments result in a reduction of the quarterly principal payment due from $163,000 at loan inception to $126,000 beginning June 30, 2020 through September 30, 2021, with a final principal payment of $47.9 million due at maturity.

The interest rate applied on the term loan is based on a pricing schedule (PS) in the Term Loan Agreement. The PS specifies ranges of debt leverage and related interest rate margins to be applied in the calculation of the total interest rate. At the Company’s option, the interest rate is either based on the Index Rate (greater of (1) the higher of (a) the per annum Prime Rate as published in the Wall Street Journal and (b) Federal Funds Rate plus fifty basis points, and (2) one month LIBOR Rate plus one hundred basis points, not to be less than 2% per annum) plus the applicable margin per the PS or the LIBOR Rate (greater of (1) 1% per annum and (2) ICE LIBOR USD for term requested) plus the applicable margin per the PS.

The Term Loan Agreement also included a revolving loan component. Subject to the terms and conditions of the Term Loan Agreement, the lender agreed to make revolving loans to the Company in an amount not to exceed $5 million during the term of the agreement. The interest rate is the same as the term loan. The Company is required to pay an unused line fee to the lender each quarter in an amount equal to 0.50% per annum times the result of the aggregate amount of the revolver commitments less the average amount of the revolver usage during the period. At December 31, 2019, the Company had borrowings outstanding from the revolver loan component of $0 and an available credit line of $5 million.

In April 2020, due to uncertainties as a result of the COVID-19 pandemic, the Company withdrew $2.5 million from the revolver loan. The Company repaid the $2.5 million in June 2020.

On August 14, 2020, the Company entered into a Credit Agreement for a $50 million variable rate term loan (2020 Term Loan Agreement), which matures on August 14, 2023. The Company is required to make quarterly principal payments of $625,000 beginning December 31, 2020, through September 30, 2021, and $1,250,000 beginning December 31, 2021, through June 30, 2023, with a final principal payment of $38,750,000 due at maturity. Proceeds from the 2020 Term Loan Agreement were used to retire the total remaining outstanding principal balance as of August 14, 2020, of the Term Loan Agreement dated October 7, 2016, of $48,561,600.

The interest rate applied on the 2020 term loan is based on a pricing schedule (PS) in the 2020 Term Loan Agreement. The PS specifies ranges of debt leverage and related interest rate margins to be applied in the calculation of the total interest rate. At the Company’s option, the interest rate is either based on the highest of (1) the Prime Rate, (2) Federal Funds Rate plus fifty basis points, (3) one month LIBOR Rate plus one hundred basis points, and (4) 1.75%, plus the applicable margin per the PS. At December 31, 2020, the interest rate was 4.75% per annum.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 4 – Debt (continued)

The 2020 Term Loan Agreement also included a revolving loan component. Subject to the terms and conditions of the Term Loan Agreement, the lender agreed to make revolving loans to the Company in an amount not to exceed $5 million during the term of the agreement. The interest rate is the same as the term loan. The Company is required to pay an unused line fee to the lender each quarter in an amount equal to 0.50% per annum times the result of the aggregate amount of the revolver commitments less the average amount of the revolver usage during the period.

On July 1, 2021, the debt was repaid as part of the acquisition by Absolute Software, Inc. (See Note 9).

Note 5 – Income Taxes

The income tax provision as of June 30, 2021 and June 30, 2020, consists of the following components (in thousands of US Dollars):

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Current
Federal	$323	$75	$408	$162
State	230	48	291	104
International	42	14	52	30

Total current tax expense	595	137	751	296

Deferred
Federal	(132)	(7)	(169)	(17)
State	(157)	4	(201)	9

Total deferred tax expense (benefit)	(289)	(3)	(370)	(8)

Total income tax expense (benefit)	$306	$134	$381	$288

The Company’s effective tax rate differs from the United States federal statutory rate primarily due to nondeductible goodwill amortization, changes in net operating loss (NOL) carryforwards due to ownership change limitations, nondeductible interest expense, and research and development tax credits.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 5 – Income Taxes (continued)

Total deferred tax assets are disclosed net of related adjustments for unrecognized tax benefits and adjustments to reduce tax attribute carryforwards to the amounts expected to be available under tax law after considering the tax effect of historic ownership changes. The significant components of the Company’s deferred tax assets and liabilities relate to net operating loss and tax credit carryforwards, intangibles, and deferred revenue. The Company will continue to evaluate its ability to realize the benefits of its deferred tax assets and its need for a valuation allowance in the future. The components of deferred tax assets and liabilities as at June 30, 2021 and December 31, 2020 are as follows (in thousands of US Dollars):

	June 30, 2021	December 31, 2020
Deferred tax assets
Net operating loss carry forward	$1,263	$1,407
Tax credits		1,092
Accruals and reserves	96	94
Deferred revenue	2,354	1,667
Stock-based compensation	211	186

	3,924	4,446

Deferred tax liabilities
Intangible assets	(9,016)	(9,693)
Capitalized commissions	(432)	(593)
Property and equipment	(168)	(220)

	(9,616)	(10,506)

Net deferred tax asset (liabilities)	$(5,692)	$(6,060)

Federal net operating loss carryforwards of $5.8 million, net of IRC Section 382 limitations, generated prior to January 1, 2018, expire between 2021 and 2030. The Company has state net operating loss carry forward of $536,000 with various expiration periods. The Company’s net operating loss and tax credit carry forwards are subject to limitations on use due to the tax effect of historic ownership changes and may be subject to additional future limitations upon subsequent changes of control.

The Company is subject to examination by taxing authorities in the United States, United Kingdom, Germany, Canada, and various states in the United States. The tax years’ subject to examination vary by jurisdiction. In the United States, tax years’ subject to examination begin as early as 2001 from which there are tax attribute carry forward.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 5 – Income Taxes (continued)

The Company regularly assesses tax uncertainty in each tax jurisdiction and, accordingly, makes appropriate adjustments to the tax provision as necessary. Interest and penalties related to unrecognized tax benefits, if applicable, are recognized in income tax expense and in the related income tax balance sheet accounts. As of June 30, 2021, and December 31, 2020, the Company had $393,000 of unrecognized tax benefits at the end of each period, all of which, if recognized, would affect its effective tax rate. Of the total $393,000 in unrecognized tax benefits as of June 30, 2020, $85,000 are accounted for as a reduction in the Company’s deferred tax assets. As of June 30, 2021, all $393,000 in unrecognized tax benefits have been recorded as non-current liabilities.

United States income taxes have not been provided on undistributed earnings of the Company’s foreign subsidiaries as these earnings are considered to be indefinitely reinvested, and in the opinion of management, will continue to be indefinitely reinvested outside the United States. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both United States income taxes and potential withholding taxes payable less an adjustment for foreign tax deductions or credits. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings due to the complexities of a hypothetical computation. Furthermore, the Company has elected to treat taxes due on future U.S. inclusions of the earnings of its foreign subsidiaries in taxable income under the GILTI provision as a current-period expense when incurred. As such, expected future GILTI inclusions have not been factored into the measurement of the Company’s deferred taxes.

Note 6 – Commitments and Contingencies

The Company leases office space under non-cancelable leases that expire at various dates and include renewal options.

Future minimum operating lease payments and purchase commitments as of June 30, 2021 are as follows (in thousands of US Dollars):

Remainder of 2021	$805
2022	1,263
2023	1,173
2024	629

$3,870

Rent expense for the three months ended June 30, 2021 was $161,000 (three months ended June 30, 2020: $179,000) and six months ended June 30, 2021, was $326,000 (six months ended June 30, 2020: $359,000). This is recorded within general and administrative expense in the consolidated statements of operations.

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 7 – Stockholders’ Equity

In June 2017, the Board of Directors of the Company amended the Certificate of Incorporation, which authorized the issuance of 300 million shares of common stock consisting of 265 million shares of Class A common stock (voting rights), 15 million shares of Class B common stock (non-voting) and 20 million shares of Class C common stock (non-voting). All shares have a par value of $0.01 per share. Upon the effective date of this amendment, the Company enacted a 1,000 for one stock split to stockholders of record and it was recorded in the consolidated statement of stockholder’s equity for the year ended December 31, 2017.

Dividend – Class A and Class B Common are entitled to receive dividends pro rata as the same rate per share as and when dividends are declared by the Board of Directors of the Company. No dividends have been declared or paid as of December 31, 2020.

Liquidation – Upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a Liquidation Event), all holders of common shares participate pro rata at the same rate per share in all distributions, subject to the terms and conditions of the 2017 Equity Incentive Plan.

Note 8 – Stock-Based Compensation

In June 2017, the Board of Directors of the Company approved and adopted the 2017 Equity Incentive Plan (the Plan). The Plan allows for the granting of non-qualified stock options. A total of 20 million shares of Class C common stock have been designated for use in the Plan.

The Company measures stock-based compensation at cost at the grant date and expenses the fair value over the estimated vesting period using the straight-line method, with the related credit being accounted for as additional paid-in capital. The Company used the Black-Scholes-Merton option pricing model (the Black-Scholes model) to determine the fair value of stock-based awards. The Company accounts for forfeitures in the period they occur. There were no options granted during the three and six months ended June 30, 2021.

Stock-based compensation expense, by expense classification, in the consolidated statements of operations is as follows (in thousands of US Dollars):

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
Cost of revenue	$1	$1	$1	$1
Sales and Marketing	15	13	32	32
Research and development	14	15	32	30
General and Administrative	22	17	51	58

	$51	$46	$116	$121

Mobile Sonic, Inc. and Subsidiaries Notes to Unaudited Interim

Consolidated Financial Statements

Note 8 – Stock-Based Compensation (continued)

Information with respect to the stock option plan is as follows:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise	Contractual	Value
	Shares	Price	Term	(in thousands)
Outstanding, December 31, 2020	20,727,039	$0.12	6.88	1,667
Granted
Forfeited, canceled, or expired	(41,577)	0.16

Outstanding, June 30, 2021	20,685,462	$0.12	6.38	1,665

The unrecognized stock-based compensation expense for the three months ended June 30, 2021 was $124,000 and six months ended June 30, 2021 was $124,000.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through September 1, 2021. On July 1, 2021, Absolute Software Corporation acquired 100% of privately-held NetMotion for $341.7 million in cash, subject to customary closing and working capital adjustments. As a result of the acquisition, NetMotion’s long-term debt was settled in full and additional stock-based compensation was recorded on July 1, 2021 to reflect the acceleration of the vesting of stock-based awards upon close of the transaction.

ABSOLUTE SOFTWARE CORPORATION

Unaudited Pro Forma Consolidated Financial Statements

As at and for the year ended June 30, 2021

Absolute Software Corporation

Unaudited Pro Forma Consolidated Financial Statements

As at and for the year ended June 30, 2021

(all tabular amounts expressed in thousands of United States dollars)

	As at June 30, 2021				As at June 30, 2021
	Absolute Software Corporation (IFRS) (Historical)	Mobile Sonic Inc. (US GAAP) (Historical)	Reclassifications (Note 2b)	Pro Forma Adjustments	Note 2	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$140,166	$25,368	$—	$(97,845)	(i)	$67,689
Short-term investments	$360	$—	$—	$—		$360
Trade and other receivables	$24,113	$11,509	$—	$—		$35,622
Income tax receivable	$628	$—	$—	$—		$628
Prepaid expenses and other	$5,802	$4,239	$—	$(3,297)	(i)	$6,744
Contract acquisition assets - current	$8,253	$—	$—	$—		$8,253

Total current assets	$179,322	$41,116	$—	$(101,142)		$119,296
Long-term assets:
Property and Equipment	$4,629	$1,958	$—	$—		$6,587
Right of use assets	$9,967	$—	$—	$2,423	(iii)	$12,390
Deferred income tax assets	$31,339	$—	$—	$—		$31,339
Contract acquisition assets	$6,271	$—	$—	$—		$6,271
Intangible assets, net	$—	$39,413	$—	$86,487	(i)	$125,900
Other assets	$—	$1,342	$—	$(691)	(i)	$651
Goodwill	$1,100	$44,069	$—	$196,931	(i)	$242,100

Total assets	$232,628	$127,898	$—	$184,008		$544,534

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade and other payables	$34,116	$1,346	$5,623	$(5,082)	(i)	$36,003
Accrued compensation	$—	$1,138	$(1,138)	$—		$—
Other accrued expenses and liabilities	$—	$4,485	$(4,485)	$—		$—
Income tax payable	$20	$—	$—	$—		$20
Lease liabilities - current	$2,908	$—	$—	$670	(iii)	$3,578
Deferred revenue - current	$93,303	$25,567	$—	$(12,684)	(i)	$106,186
Current portion of long-term debt	$—	$4,599	$—	$(2,913)	(i)	$1,686

Total current liabilities	$130,347	$37,135	$—	$(20,009)		$147,473
Long-term liabilities:
Lease Liabilities	$8,960	$—	$—	$1,753	(iii)	$10,713
Deferred revenue	$66,879	$6,156	$—	$(3,542)	(i)	$69,493
Deferred rent, less current portion		$634	$—	$(634)	(i)	$—
Long-term debt, less current portion	$—	$43,349	$—	$222,895	(i)	$266,244
Deferred tax liability	$—	$5,692	$—	$14,089	(vi)	$19,781
Other long-term liabilities, less current portion	$—	$380	$—	$—		$380

Total liabilities	$206,186	$93,346	$—	$214,552		$514,084

Shareholders’ equity:
Share capital	$151,521	$76,383	$—	$(76,383)	(i)	$151,521
Equity reserve	$46,489	$—	$—	$—		$46,489
Treasury shares	$(264)	$—	$—	$—		$(264)
Accumulated other comprehensive income	$188	$63	$—	$(63)	(i)	$188
Deficit	$(171,492)	$(41,894)	$—	$45,903	(i)	$(167,483)

Total shareholders’ equity	$26,442	$34,552	$—	$(30,543)		$30,451

Total liabilities and shareholders’ equity	$232,628	$127,898	$—	$184,008		$544,534

Absolute Software Corporation

Unaudited Pro Forma Consolidated Financial Statements

As at and for the year ended June 30, 2021

(all tabular amounts expressed in thousands of United States dollars)

	For the Twelve Months Ended June 30, 2021				For the Twelve Months Ended June 30, 2021
	Absolute (IFRS) (Historical)	Mobile Sonic Inc. (Note 1)	Reclassifications (Note 2a)	Pro Forma Adjustments	Note 2	Pro Forma Combined
Revenue	$120,784	$62,279	$—	$(13,415)	(iv)	$169,648
Cost of revenue	15,869	7,422	(3,121)	—		20,170

Gross Profit	104,915	54,857	3,121	(13,415)		149,478
Operating expenses:
Sales and marketing	45,584	20,339	—	(1,727)	(v)	64,196
Research and development	23,264	13,372	—	—		36,636
General and administrative expenses	30,438	10,062	15,510	(272)	(ii),(iii)	55,738
Depreciation and amortization	—	12,389	(12,389)	—		—

Total Operating Expenses	99,286	56,162	3,121	(1,999)		156,570

Operating income (loss)	5,629	(1,305)	—	(11,416)		(7,092)
Other (expense) income	—	(54)	—	—		(54)
Finance (expense) income, net	(30)	(3,478)	—	(16,016)	(ii)	(19,524)
Interest expense – lease liability	(552)	—	—	(123)	(iii)	(675)
Foreign exchange (loss) gain	(690)	—	—	—		(690)

Net income (loss) before income taxes	4,357	(4,837)	—	(27,555)		(28,035)
Income tax (expense) recovery	(625)	(1,313)	—	7,924	(vi)	5,985

Net income (loss)	$3,732	$(6,150)	$—	$(19,631)		$(22,050)

Unrealized gain on derivatives, net of tax	188		—	—		188
Foreign currency translation adjustment, net of tax		117	—	—		117

Net income (loss) and total comprehensive income (loss)	$3,920	$(6,033)	$—	$(19,631)		$(21,744)

Basic net income (loss) per common share	$0.08	$—	$—	$—		$(0.47)

Diluted net income (loss) per common share	$0.07	$—	$—	$—		$(0.44)

Weighted average number of common shares outstanding
Basic	47,131,785	—	—	—		47,131,785
Diluted	49,916,511	—	—	—		49,916,511

Absolute Software Corporation

Unaudited Pro Forma Consolidated Financial Statements

As at and for the year ended June 30, 2021

(all tabular amounts expressed in thousands of United States dollars)

1. BASIS OF PRESENTATION

On July 1, 2021, Absolute Software Corporation (“Absolute”) completed an acquisition (the “Acquisition”) of 100% of NetMotion Software, Inc. (“NetMotion”) by acquiring Mobile Sonic, Inc. (“Mobile Sonic”), a holding company that owns NetMotion.

The following unaudited pro forma consolidated financial statements (“Pro Forma Financial Statements”) were prepared to reflect the Acquisition. The Pro Forma Financial Statements are prepared for information purposes only and represent a simulation of the potential financial impact of the Acquisition. The Pro Forma Financial Statements include pro forma assumptions and adjustments that give effect to the Acquisition as if the Acquisition occurred on June 30, 2021 for the purpose of the unaudited pro forma consolidated statement of financial position as at June 30, 2021; and on July 1, 2020 for the purposes of the unaudited pro forma consolidated statement of income (loss) and comprehensive (loss) for the twelve months ended June 30, 2021.

The Consolidated Pro Forma Financial Statements have been prepared from information derived from, and should be read in conjunction with, the following:

•	Absolute’s audited consolidated financial statements for the year ended June 30, 2021;

•	The audited financial statements of Mobile Sonic for the year ended December 31, 2020; and

•	The unaudited interim financial statements of Mobile Sonic for the six months ended June 30, 2021 and 2020

The financial year-ends of Absolute and Mobile Sonic are non-coterminous; the financial year ends on June 30 for Absolute, and December 31 for Mobile Sonic. Given that the financial year-end of Absolute differs from Mobile Sonic’s by more than 93 days, pursuant to paragraph 8.4(7)(c) of National Instrument 51-102, management has prepared an unaudited proforma constructed consolidated statement of income (loss) and comprehensive (loss) as summarized below. The pro forma financial information was prepared for the purpose of the proforma consolidated financial statements and does not conform to the financial statements for the business included elsewhere in this document.

Absolute Software Corporation

Unaudited Pro Forma Consolidated Financial Statements

As at and for the year ended June 30, 2021

(all tabular amounts expressed in thousands of United States dollars)

The constructed consolidated statement of income (loss) and comprehensive (loss) of Mobile Sonic is derived as follows:

	A	B	C	A + B - C
	For the six months ended June 30, 2021	For the year ended December 31, 2020	For the six months ended June 30, 2020	For the twelve months ended June 30, 2021
Revenue	32,028	60,833	30,582	62,279
Cost of revenue	3,734	7,382	3,694	7,422

Gross Profit	28,294	53,451	26,888	54,857
Operating expenses:
Sales and marketing	10,144	19,798	9,603	20,339
Research and development	6,926	12,493	6,047	13,372
General and administrative	6,663	6,919	3,520	10,062
Depreciation and amortization	6,216	12,354	6,181	12,389

Total Operating Expenses	29,949	51,564	25,351	56,162

Income from operations	(1,655)	1,887	1,537	(1,305)
Interest income (expense), net	(1,385)	(4,280)	(2,187)	(3,478)
Other Income (Expense)	(42)	(69)	(57)	(54)

Loss before income taxes	(3,082)	(2,462)	(707)	(4,837)
Income tax benefit (expense)	(381)	(1,220)	(288)	(1,313)

Net income (loss)	(3,463)	(3,682)	(995)	(6,150)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	10	41	(66)	117

Net income (loss) and total comprehensive income (loss)	(3,452)	(3,641)	(1,061)	(6,032)

In the opinion of Absolute’s management, the accounting policies used in the Pro Forma Financial Statements include all material adjustments necessary for the fair presentation of the Acquisition in accordance with the recognition and measurement principles of International Financial Reporting Standards (“IFRS”) and incorporate the significant accounting policies expected to be used to prepare Absolute’s consolidated financial statements. The Pro Forma Financial Statements do not reflect any operating synergies, related cost savings or revenue enhancements that may be achieved, or costs to integrate the operations of Absolute and Mobile Sonic. Further, adjustments have not been made to reflect the administrative efficiencies of combining the operations of Absolute and Mobile Sonic.

The Pro Forma Financial Statements are based on currently available financial information and certain estimates and assumptions. These Pro Forma Financial Statements may not necessarily be indicative of the financial results or operations that would have occurred if the Acquisition and the related events reflected herein had occurred on the assumed dates or the results of operations in future periods. Furthermore, actual amounts recorded upon the finalization of the purchase price allocation under the Acquisition may differ from the amounts reflected in the Pro Forma Financial Statements.

Absolute Software Corporation

Unaudited Pro Forma Consolidated Financial Statements

As at and for the year ended June 30, 2021

(all tabular amounts expressed in thousands of United States dollars)

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Consolidated Financial Statements reflect the purchase of Mobile Sonic for total cash consideration of $341.7 million. Absolute financed the Acquisition through approximately $66.7 million in cash combined with the proceeds of $275 million from a new term loan. The term loan has a six-year term, and bears interest at a floating rate predicated on the LIBOR or the US base rate plus a variable margin which ranges from 5.50% to 6.00% for LIBOR loans and 4.50% to 5.00% for US base rate loans based on Absolute’s total net leverage ratio. Absolute has elected an initial interest rate of LIBOR plus margin, subject to minimum interest rate of 6.75%.

The Pro Forma Consolidated Financial Statements have been prepared using the acquisition method of accounting in accordance with IFRS 3 Business Combinations, whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill.

The following summarizes the preliminary purchase price allocation:

Cash consideration	$341,699
Allocation of the purchase price:
Cash	1,292
Trade and other receivables	11,509
Prepaid expenses and other	2,512
Property and equipment	1,958
Right of use assets	2,423
Goodwill	241,000
Intangible assets	125,900
Other non-current assets	651
Trade and other payables	(3,457)
Deferred revenue – current	(12,883)
Lease liability - current	(670)
Deferred revenue – non-current	(2,614)
Lease liability – non-current	(1,753)
Deferred tax liability	(23,789)
Other long-term liabilities	(380)

Total net assets acquired	$341,699

Absolute Software Corporation

Unaudited Pro Forma Consolidated Financial Statements

As at and for the year ended June 30, 2021

(all tabular amounts expressed in thousands of United States dollars)

Reclassification adjustments:

Certain accounts in Mobile Sonic’s financial statements were reclassified or combined in these Pro Forma Consolidated Financial Statements to conform with Absolute’s financial statement presentation as follows:

(a)

Depreciation and amortization in the amount of $3,121 was reclassified from Cost of revenue to general and administrative expenses, and $12,389 was reclassified from depreciation and amortization to general and administrative expenses,

(b)	Accrued compensation and other accrued expenses and liabilities in the amounts of $1,138 and $4,485 respectively, were reclassified to trade and other payables

The following pro forma adjustments have been made to the Pro Forma Consolidated Financial Statements:

(i)

To reflect the impact of the Acquisition as of June 30, 2021 including the cash purchase price, along with the impact of the USD$275 million term loan. Transaction costs related to issuance of the term loan of $1.5 million and an origination discount of $5.5 million are netted against the proceeds of the debt and are amortized over the term using the effective interest rate method. Under the Purchase and Sale Agreement, proceeds from the transaction were used to settle outstanding Mobile Sonic debt at the acquisition date. During the year ended June 30, 2021, Absolute incurred $9.1 million of acquisition costs which were recorded within general and administrative expenses.

Pro forma adjustments to cash are comprised of:

Adjustment for Mobile Sonic cash not acquired	(24,076)
Net incremental proceeds from debt	267,930
Purchase price	(341,699)
Net pro forma adjustment	(97,845)

(ii)

To reflect the income statement impact of the Acquisition to conform with IFRS, Goodwill amortization of $8,395 has been reversed within the pro forma consolidated income statement. The adjustment is included within General and Administrative Expenses which is comprised of:

Reversal of goodwill amortization	(8,395)
Amortization of intangible fair value adjustments	10,812
IFRS 16 pro forma adjustment	(123)
Non-recurring seller costs	(2,566)
Total pro forma adjustment to general and administrative expenses	($272)

Absolute Software Corporation

Unaudited Pro Forma Consolidated Financial Statements

As at and for the year ended June 30, 2021

(all tabular amounts expressed in thousands of United States dollars)

To reflect the income statement impact of financing the Acquisition, Finance (expense) income, net has been adjusted as follows:

Reversal of interest on Mobile Sonic debt	3,478
Interest on $275 million term loan	($19,494)
Incremental pro forma finance (expense) income, net	($16,016)

(iii)

The Pro Forma Consolidated Financial Statements include the acquisition adjustment of applying IFRS 16 Leases to the acquired leases of Mobile Sonic at June 30, 2021. The impact of the adoption of IFRS 16 on the Pro Forma Consolidated Financial Statements as an increase (decrease) to accounts is:

Right of use assets	2,423
Lease liability – current	670
Trade and other payables	(282)
Lease liability – non-current	1,753
Deferred rent, less current portion	(634)
General and administrative expenses	(123)
Interest expense – lease liability	123

(iv)	To reflect the impact on the pro-forma period of the fair value adjustment to acquired deferred revenue of $12,684 and other revenue adjustments of $731.

(v)	To reflect the pro-forma impact of contract acquisition costs being valued at nil on Acquisition of $1,727.

(vi)	To reflect the pro-forma tax impact of the Acquisition and the pro forma adjustments.